May 18, 2009
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Kyle Moffatt

Re:	Clear Channel Outdoor Holdings, Inc. (the “Company”) Form 10-K for the fiscal year ended December 31, 2008, filed March 2, 2009 File No. 001-32663
Dear Mr. Moffat:
          This letter is in response to the Staff’s comments to the Company by its letter dated May 13, 2009 relating to the above-referenced Form 10-K. Our responses are referenced to the applicable Staff comment and the paragraph numbering used for each response set forth below corresponds to the paragraph numbering used in the Staff’s comment letter.
Form 10-K for the fiscal year ended December 31, 2008
1.	We note your response to prior comment 3 and reissue our comment. Please tell us why you significantly increased your provision for doubtful accounts from $10.5 million in 2007 to $32.9 million in 2008, with most of the increase occurring after the merger. Additionally, tell us the extent of your exposure to bad debt from national agency accounts in the automotive and retail advertising categories. Revise your disclosures in future filings.
The increase in the bad debt expense (specifically the charges to costs, expenses and other) increased from $10.5 million in 2007 to $32.9 million in 2008 (an increase of approximately $22.5 million) primarily in the Americas segment during the fourth quarter of 2008 as a result of the economic downturn. As previously articulated to the Staff, approximately $17 million of the change was associated with the Americas segment, including approximately $4 million related to deterioration in the aging of our accounts receivable which occurred in the fourth quarter of 2008. Approximately $10 million of the $17 million charge in the Americas segment related to national agency receivables reflecting our best estimate of the collectibility risks in light of the deteriorating macroeconomic environment. Such national agency accounts were not deemed a collection risk at either December 31, 2007 or the purchase accounting date of July 30, 2008. Included in the $10 million additional reserve in the Americas segment, we determined certain automotive and retail categories were high risk industries with evident liquidity issues and reserved approximately $4 million for these accounts. Automotive and retail categories represent

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May 18, 2009

approximately 11% and approximately 22%, respectively, of our overall accounts receivable and allowance for doubtful accounts balances at December 31, 2008.
The Company recorded a provision of approximately $3 million related to deterioration in the aging of our accounts receivable in the International segment. We also recorded a customer specific provision of approximately $2 million in our International segment.
Critical Accounting Estimates, page 55
Indefinite-lived Assets, pages 56-57
2.	We note your response to prior comment 7. Please clarify your proposed disclosure with respect to the following points:
•	Whether your fundamental assumptions on “normalized operating margins,” discount rate, and growth rate after build-up period were the same in the Americas as in the international segment and if so, what the basis was for your conclusion.
Our indefinite-lived assets consist of billboard permits in the United States and Canada. Due to significant differences in the regulatory environment and business practices, there are no such indefinite-lived assets in other locations. Accordingly, the disclosures in respect to the impairment test for indefinite-lived assets relate only to the Americas segment. The Company will add the following additional sentence to its disclosures:
“Due to significant differences in both business practices and regulations, billboards in our International segment are subject to long-term, finite contracts versus permits in the United States and Canada which are effectively issued in perpetuity. Accordingly, there are no indefinite-lived assets in our International segment.”
•	What you assumed as the industry-average growth in your discrete build-up and terminal periods.
The Company has responded to this Staff comment by providing an excerpt of the Form 10-K. Please see Attachment A.
•	If the WACC that reflects a pre-tax rate of return on debt was applied to pre-tax cash flows.
The Company has responded to this Staff comment by providing an excerpt of the Form 10-K. Please see Attachment A.
•	For your sensitivity analysis, provide the impact on the fair value of each of your reportable segments of a 100 basis point increase in your discount rate.

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May 18, 2009

The Company has responded to this Staff comment by providing an excerpt of the Form 10-K. Please see Attachment A.
•	Whether you recorded an impairment charge for all billboard permits at the market level in the Americas segment and international segment.
As discussed above, we recorded indefinite-lived assets only in the Americas segment, specifically the United States and Canada. The company experienced impairment charges on its billboard permits in all but 5 of its markets. The book value of the indefinite-lived assets in the 5 markets without impairments amounted to approximately $5 million at July 31 and December 31, 2008.
The Company has responded to this Staff comment by providing an excerpt of the Form 10-K. Please see Attachment A.
Goodwill, page 57
3.	We note your response to prior comment 9. Please expand your proposed disclosures with respect to the following:
•	If you applied the same discount rate to the cash flows of both the Americas and the international segment over the discrete ten-year forecast period. If so, tell us the basis of your assumption.
The Company determined discount rates independently for each of the segments, based on segment-specific factors and attributes. Such analysis resulted in a discount rate of 8.5% and 9.0% for the Americas and International segment, respectively, for purpose of the purchase accounting. As further discussed in question #4 below, the discount rate independently determined for each segment for purposes of the impairment test in December 2008 was 12.5% for both Americas and the International segment.
•	Whether you recorded an impairment charge for all reporting units.
The Company has responded to this Staff comment by updating the table on page 8 of the Attachment A to the initial response letter, dated April 24, 2009.
•	For your sensitivity analysis, provide the impact on the fair value of each of your reportable segments of a 100 basis point increase in your discount rate.
The Company has responded to this Staff comment by updating the table on page 8 of the Attachment A to the initial response letter, dated April 24, 2009.
•	Finally, we believe your disclosure should address your estimates of future cash flows, as follows:

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May 18, 2009

o	Provide a discussion of your historical cash flow growth rates and explain how your historical growth rates were considered when determining the growth rate to be utilized in your cash flow projections.
The Company has responded to this Staff comment by providing an excerpt of the Form 10-K. Please see Attachment A.
o	Disclose the growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.
The Company agrees with the Staff’s observation that a growth rate necessary to avoid an impairment charge could be useful information to the reader of the financial statements. However, the Company believes there are significant inherent deficiencies in the calculation of a single growth rate, so a disclosure of such rate would actually be misleading to the reader of the financial statements. A single compounded annual growth rate over the cash flow projection period does not accurately portray the level of cash flow growth necessary to avoid a potential impairment charge at every point in time during the projection period.
For example, if the Company achieved compound annual growth rates of 8.1% and 5.3% in the Americas and International segments, respectively, the growth rate would imply there would be no impairment charge. However, the Company could be required to record an impairment charge in an early year of the projection period because of a decline in cash flow or an increase in the discount rate while still achieving a compound annual growth rate of 8.1% and 5.3%, respectively, over the projection period.
The Company would refer the Staff to the revised sensitivity disclosures in the excerpt of the Form 10-K. Please see Attachment A.
o	In view of the current economic environment, discuss in greater detail how you considered the uncertainties inherent in your estimated future growth rates. For example, you should explain if and when you anticipated a recovery of the economy in your growth rates used in your cash flows analysis. In this regard, we note your general statement that “adverse economic and industry conditions on the demand for advertising negatively impacted the 2009 projected cash flows.”
The Company has responded to this Staff comment by providing an excerpt of the Form 10-K. Please see Attachment A.

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4.	Please tell us why you believe it is appropriate to use both a risk-adjusted discount rate and risk-adjusted cash flows in your discounted cash flows in your discounted cash flow model. In this regard, we note your statement in the last paragraph on page 6 of Attachment A of your response that the “impact of adverse economic and industry conditions on the demand for advertising negatively impacted the 2009 forecasted cash flows in the discounted cash flow models” and on page 7 that you applied an adjustment to the WACC to capture the unsystematic risk (the Company/asset specific risk). Further, explain to us in greater detail the reasons for the significant increase in the WACC from July 2008 to the interim impairment test performed as of December 31, 2008.
The Company agrees with the Staff’s observation that it would not be appropriate to reflect its operations’ risk in both the forecasted cash flows as well as the thereon applied discount factor. The Company submits respectfully that it reflects the risk inherent in its forecasted cash flows solely in the appropriate discount rate and not in any “haircuts” or “worst case” scenarios of such cash flows. Management determines its forecasted cash flows based on all relevant available information and does not include a risk adjustment to such information. Management’s approach in determining its best estimate was consistent in methodology between July 31, and December 31, 2008. The Company’s forecasted cash flows decreased between its initial determination of fair values for purpose of purchase accounting and the goodwill impairment test pursuant to FAS 142 due to observable changes in the economic environment, as further described in Item 1A in our Form 10-K for 2008.
As discussed in question #3 above, the Company applied a WACC of 8.5% and 9.0 % to the Americas and International segments, respectively, in the determination of fair values for purpose of purchase accounting as of July 31, 2008. For purpose of the impairment test, the Company calculated a WACC independently for each of the Americas and International segments and determined a WACC for each of 12.5%. The primary reason for the significant increase in such WACC was the observable risk premium required by the public markets due to the decline in the macroeconomic environment. In line with the outdoor advertising industry trends, the Company’s operations and expected cash flow are subject to significant uncertainties about future developments, including timing and severity of the recessionary trends and customers’ behaviors as discussed in Item 1A of the Company’s Form 10-K for 2008. Management performed an analysis with the assistance of its third party valuation services provider resulting in an increased implicit risk premium for the outdoor advertising industry in the public markets of approximately 3%-points. This analysis considered the increase in the required rate on debt for an applicable portfolio from 9.7% in the third quarter to 12.6% in the fourth quarter of 2008 and a significant increase in the industry beta for the same time period.
In addition, the Company compared the aggregated fair values of all reporting units to the Company’s market capitalization to test our results for reasonableness. The fair values derived with such increased discount rates resulted in a reasonable implied control premium in light of

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May 18, 2009

the discussion in SFAS 142, Goodwill and Other Intangible Assets, paragraph 23 and B154, and EBITDA multiples compared with relevant competitors.
The discount rate utilized in the valuation of the outdoor permits as of December 31, 2008 excludes the 300 basis point risk premium that was added to the industry WACC used in the valuation of the reporting unit. Management believes the exclusion of this premium is appropriate given the difference between the nature of the permit and reporting unit cash flow projections. The cash flow projections utilized under the direct valuation method for the permits are derived from utilizing industry “normalized” information for the existing portfolio of permits. Given that the underlying cash flow projections are based on industry normalized information, application of an industry average discount rate is appropriate. Conversely, our cash flow projections for the overall reporting unit are based on our internal forecast for the business and incorporate future growth and initiatives unrelated to the existing permit portfolio. Additionally, the projections for the reporting unit include cash flows related to non-permit based assets. In the valuation of the reporting unit, a risk premium was added to the industry WACC due to the risks inherent in achieving the projected cash flows of the reporting unit.
5.	We note your response to prior comment 10. While EITD D-101 states that the assessment of economic similarities should be more qualitative than quantitative, it does not provide for a total exclusion of quantitative factors. Accordingly, please tell us your consideration of quantitative factors, particularly, long-term financial performance analogizing to paragraph 17 of SFAS 31, which support your conclusion that the components in the U.S. markets, including Canada, Mexico, Peru and Brazil, are economically similar. It appears from your response that you only considered qualitative factors.
In responding to the Staff, the Company would like to clarify that only the United States markets (i.e., United States components) are aggregated in the United States reporting unit. The Canada, Mexico, Peru and Brazil reporting units are not aggregated in the United States reporting unit, they are a part of the Americas reporting segment (see response #6 below for further discussion).
The Company monitors various operating metrics (including operating income before depreciation and amortization and non-cash compensation (“OIBDAN”)) for each of its United States markets. The Company monitors these metrics to ensure that there are consistent trends in their movements, between all markets based on industry trends and overall macroeconomic conditions.
The basic economic characteristics of each of the United States markets are very similar. Revenues and related revenue trends are highly correlated to macroeconomic cycles and trends are consistent across markets. The sales cycle and related processes are similar across markets. Any increase or decrease in national marketing campaigns sold through the Company’s “National Platform” sales model will have a ripple effect on all of the markets included in the

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campaign. National sales represent approximately half of the total revenues for the Americas segment in 2008.
The major expense categories across all United States markets are site lease costs and sales and commission expenses. The structure of these expenses and the interaction with revenues are similar in nature across all U.S. markets. The sales process and commission structures are also similar.
The consistent movement in the margins in the United States markets is a reflection of the overall “National Platform” sales model and the similar interaction between revenues and site lease and sales and commission expenses. Consistently across the United States markets, operating margins increase in times of revenue growth and operating margins decline in times of revenue contraction. The OIBDAN margin that is monitored by the two Regional Presidents is illustrated below and shows the relative consistency in the respective regions:

	2006	2007	2008
EAST	45.7%	46.7%	40.8%
WEST	46.1%	45.8%	38.1%
In addition to the above quantitative characteristics, and the extensive discussion of qualitative factors in the Company’s initial response letter, dated April 24, 2009, the Company has considered the additional guidance in paragraph 17 of SFAS 131, including:
The nature of the production and services and the method used to distribute their products or provide their services - are consistent in all of the U.S. markets in that the Company is providing outdoor marketing services through the use of a mix of both vinyl and digital billboards, street furniture, spectaculars and other display sites.
The type or class of customer for their products or provide their services — are consistent between markets and consistent with the “National Platform” sales model that has been developed by the Company, and further described above.
Therefore, based on the qualitative and quantitative assessment of the aggregation criteria, including economic similarities, in the Company’s judgment, no separate reporting units are considered identifiable under the U.S. reporting unit.
6.	Further, your response states that each of your U.S. markets is a component and all should be aggregated into a single reporting unit. However, your response does not appear to adequately address why the other components, Canada, Mexico, Peru and Brazil, are included in the same reporting unit with the U.S. markets.
The Company respectfully brings to the Staff’s attention certain proposed disclosures in the initial response letter to the Staff, dated April 24, 2009, located on page 6 of 8 of Attachment A:

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“We aggregate our U.S. Markets into a single reporting unit for purposes of the goodwill impairment test using the guidance in EITF D-101 Clarification of Reporting Unit Guidance in Paragraph 30 of FASB Statement No. 142. We also determined that Canada, Mexico, Peru, Brazil and each country in our International segment constitutes a reporting unit”.
Canada, Mexico, Peru, Brazil and other Latin American countries have discrete financial information and goodwill has been allocated to each of such reporting units. Further, goodwill impairment tests are performed at each of these reporting units, resulting for example in an impairment charge of approximately $64 million in respect to the Canadian reporting unit. The Company will amend the table on page 8 of 8 of attachment A to its initial response letter, dated April 24, 2009, to clarify its identified reporting units.
Note B — Intangible Assets and Goodwill
Definite-lived Intangibles, page 75
7.	We note your response to prior comment 12. Tell us why no value was assigned to the “Clear Channel” trademark during the merger, notwithstanding your right to use the name and logo “until 12 months after the date on which Clear Channel Communications owns shares of our common stock representing less than 50% of the total voting power of our common stock,” per your disclosure on page 24. Refer to paragraphs 39 and A14(a)(1) of SFAS 141. Additionally, tell whether you gave recognition to the Clear Channel trademark when you performed step two of the goodwill impairment test. If not, tell us why not.
The Company agrees with the Staff that the “Clear Channel” trade name would represent an identifiable intangible asset pursuant to FAS 141, par. 39. That said, management does not believe that its trade name represents a significant value in the outdoor industry, in contrast to the radio broadcasting business of its parent company. The Company’s trade name does not have a significant impact on the buyer’s decision to advertise with the Company over a competing outdoor company. When considering the trade name from a market participant’s approach under SFAS 157, management believes that the buying decision for advertisers is based on the strength of the network of locations for outdoor advertising that the Company can offer. The strength of the Company’s network is reflected in the value of its permits and site leases, and nominal value is ascribed to the Company’s trade name, e.g., due to name recognition. Management has also noted that historical re-branding has had no material impact on business performance of the respective markets or locations. The lack of the trade name’s contribution to the Company’s revenue generation is further supported by a long-standing position with the Internal Revenue Service that the trade name has no value for purpose of transfer pricing calculations. This is evidenced in an advance pricing agreement (“APA”) with the APA Program within the Office of Associate Chief Counsel (International) of the IRS that is subject to annual renewal.
As a result, management does not believe that any material value exists for the trade name utilized by the outdoor business. This conclusion has been applied consistently in both the

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May 18, 2009

purchase price allocation as of July 31, 2008 and the impairment tests as of December 31, 2008, respectively. It should also be noted that the valuation methodology for other intangible assets does not consider a contributing asset charge for the trade name. An increase in the value of the trade name would be offset by a decrease in the value of the other intangible assets.
Goodwill, page 77
8.	With respect to prior comment 13, please expand your MD&A and disclosures on critical estimates, as appropriate, to explain in detail why the Americas segment, despite its declining share of total revenues, appears to have significantly higher profit margins than the International segment. Additionally, please clarify:
•	Whether the higher site lease costs driven by competitive bidding referred to (in the penultimate paragraph) on page 37 constitutes one-time expenses that are incurred in new markets or are recurring costs of business in established markets.
The countries represented in the International segment generally have more restrictive regulations for the building of billboards and hence the segment’s display sites are more weighted towards street furniture and transit displays. The Company’s contract parties for such displays in the International segment are generally cities and municipalities, which possess a better leverage in negotiations comparative to the highly fragmented ownership for billboard sites in the Americas segment. Additionally, many public owners of display sites apply a competitive bidding process to award contracts. The resulting higher site lease costs in the International segment represent recurring costs for the rental of the billboard and other display sites and furniture. Such site lease costs are either a specific amount per period or tied to the revenue derived from the specific location. The Company will add following additional text to its disclosure on the respective paragraph of page 37:
     “In our International business, normal market practice is to sell billboards and street furniture as network packages with contract terms typically ranging from one to two weeks, compared to contract terms typically ranging from 4 weeks to one year in the United States. In addition, public ownership of display sites and associated competitive bidding for street furniture and transit display contracts, ~~which~~ constitute a larger portion of our International business, and a different regulatory environment for billboards, result in higher recurring site lease cost in our International business compared to our Americas business. As a result of these factors and generally lower economy of scales in these comparatively smaller markets, our margins are typically less in our International business than in the Americas. ”
•	How the higher site lease costs impact the valuations derived from projected cash flows assumed during the buildup period for the purpose of valuing permits and during the forecast period for the purpose of valuing goodwill, and particularly, how you factored them in deriving “normalized operating margins.”

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The higher site lease cost referred to on page 37 of our Form 10-K for fiscal 2008 refers to the International segment. As further discussed in response #2 above, the International segment does not report permits or other indefinite-lived intangible assets.
Each country in our International segment represents a reporting unit. We prepared cash flow forecasts and “normalized operating margins” individually for each reporting unit for purpose of purchase accounting as of July 31, 2008 and the impairment test as of December 31, 2008. Such forecasts and normalized operating margins consider the specific attributes of each country, including site lease costs, representing a significant cost input.
•	Why selling, general and administrative expenses are significantly higher in the international segment than in the Americas.
Selling, general and administrative expenses are higher in the International segment due to structural and non-recurring factors. The International markets require the maintenance of a sales and administrative organization by country, resulting in a significantly lower economy of scale compared to the U.S. operations. Additionally, during 2008 the International segment incurred certain restructuring charges of $14.4 million related to selling, general and administrative expenses, whereas restructuring charges only affected direct operating expenses in the Americas during this period.
Form 10-Q for the Quarterly Period Ended March 31, 2009
Note 1 — Basis of Presentation and New Accounting Standards
Clear Channel Communications Merger, page 8
9.	Please tell us the nature of the additional information, which led you to lower the initial fair value estimates of your permits, contracts and site leases in the Americas segment by $126 million and decrease deferred taxes by $51 million.
As discussed in Note A to the consolidated financial statements included in our Form10-K for the year ended December 31, 2008, management had prepared an initial allocation of the purchase price to the identifiable intangibles based on its best estimates and was still in process of obtaining third party valuation report.
The purchase price allocated to permits, contracts and site leases in the Americas segment decreased by $126 million, or 5% of the initial allocation to definite-lived and indefinite-lived intangibles. The decrease was primarily due to refined analysis by management and its valuation service providers, including:
•	the initial estimate was based on the entire homogeneous contract listing with no differentiation between contract type or markets, whereas the final valuations took into account the type of contracts and their differences in renewal assumptions and applicable margins (e.g., street furniture contracts vs. billboard contracts);

Securities and Exchange Commission
May 18, 2009

•	in the initial estimate, one of the key assumptions applied in determining the fair values of the contracts was an estimated discount rate of 9% compared to a rate of 9.5% applied in the final valuations. Such discount rates reflect an incrementally higher risk associated with contracts compared to permits or entire reporting units; and

•	an improved methodology related to contracts with negative cash flows in the final valuation
It should also be noted that the change in allocated purchase price consideration would have resulted in a change of approximately $5 million in amortization expense for the year ended December 31, 2008. Furthermore, the reclassification would not have affected the impairment test for goodwill at December 31, 2008. While the carrying amount of goodwill would have been higher, the step 2 of the impairment test pursuant to FAS 142 would also have resulted in a higher “implied” goodwill amount.
* * * *
In connection with responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding these responses, please contact Herb Hill at (210) 822-2828.

Very truly yours,
/s/ Herbert W. Hill, Jr.
Herbert W. Hill, Jr.
Senior Vice President and Chief Accounting Officer

cc:	Randall T. Mays Chief Financial Officer

Attachment A

Indefinite-lived Assets
     We have approximately 64,000 billboard permits in our Americas segment. Our billboard permits are effectively issued in perpetuity by state and local governments as they are transferable or renewable at little or no cost. Permits typically include the location which allows us the right to operate an advertising structure. Due to significant differences in both business practices and regulations, billboards in our International segment are subject to long-term, finite contracts versus permits in the United States and Canada. Accordingly, there are no indefinite-lived assets in our International segment.
     We recorded purchase accounting adjustments related to billboard permits of $2.0 billion as a result of Clear Channel Communications’ merger and the related preliminary push-down accounting. The fair value of the permits was determined using the direct valuation method as prescribed in SEC Staff Announcement No. D-108, Use of the Residual Method to Value Acquired Assets Other Than Goodwill. Under the direct valuation method, the fair value of the permits was calculated at the market level as prescribed by EITF 02-07, Unit of Accounting for Testing Impairment of Indefinite-Lived Intangible Assets. We utilize Mesirow Financial Consulting, LLC, a third party valuation firm, to assist in the development of the assumptions and determination of the fair value of our permits.
     Our application of the direct valuation method attempts to isolate the income that is properly attributable to the permit alone (that is, apart from tangible and identified intangible assets and goodwill). It is based upon modeling a hypothetical “greenfield” build up to a “normalized” enterprise that, by design, lacks inherent goodwill and whose only other assets have essentially been paid for (or added) as part of the build-up process. We forecasted revenue, expenses, and cash flows over a ten-year period for each of our markets in our application of the direct valuation method. We also calculated a “normalized” residual year which represents the perpetual cash flows of each market. The residual year cash flow was capitalized to arrive at the terminal value of the permits in each market.
     Under the direct valuation method, it is assumed that rather than acquiring indefinite-lived intangible assets as part of a going concern business, the buyer hypothetically develops indefinite-lived intangible assets and builds a new operation with similar attributes from scratch. Thus, the buyer incurs start-up costs during the build-up phase which are normally associated with going concern value. Initial capital costs are deducted from the discounted cash flows model which results in value that is directly attributable to the indefinite-lived intangible assets.
     Our key assumptions using the direct valuation method are market revenue growth rates, market share, profit margin, duration and profile of the build-up period, estimated start-up capital costs and losses incurred during the build-up period, the risk-adjusted discount rate and terminal values. This data is populated using industry normalized information representing an average permit within a market.
     Management uses its internal forecasts to estimate industry normalized information as it believes these forecasts are similar to what a market participant would expect to generate. This is due to the pricing structure and demand for outdoor signage in a market being relatively

Attachment A

constant regardless of the owner of the operation. Management also relied on its internal forecasts because there is nominal public data available for each of its markets.
     The build-up period represents the time it takes for the hypothetical start-up operation to reach normalized operations in terms of achieving a mature market share and profit margin. Management believes that a one-year build-up period is required for a start-up operation to erect the necessary structures and obtain advertisers. It is estimated that a start-up operation would be able to obtain 10% of the potential revenues in the first year of operations and 100% in the second year. Management assumed industry revenue growth of negative 5% during the build-up period. However, the cost structure is expected to reach the normalized level over three years due to the time required to recognize the synergies and cost savings associated with the ownership of the permits within the market.
     For the normalized operating margin in the third year, management assumed a hypothetical business would operate at the industry average margin of 46% based on an analysis of comparable companies. For the first and second year of operations, the operating margin was assumed to be 50% of the “normalized” operating margin. The first and second year expenses include the non-recurring start-up costs necessary to build the operation (i.e. development of customers, workforce, etc.).
     In addition to cash flows during the projection period, a “normalized” residual cash flow was calculated based upon industry-average growth of 3% beyond the discrete build-up projection period. The residual cash flow was then capitalized to arrive at the terminal value.
     The present value of the cash flows is calculated using an estimated required rate of return based upon industry-average market conditions. In determining the estimated required rate of return, management calculated a discount rate using both current and historical trends in the industry.
     We calculated the discount rate as of the valuation date and also 1-year, 2-year, and 3-year quarterly averages. The discount rate was calculated by weighting the required returns on interest-bearing debt and common equity capital in proportion to their estimated percentages in an expected capital structure. The estimate of the typical capital structure was based on observing typical proportions of interest-bearing debt and common equity of publicly traded companies in the outdoor advertising industry. The calculation of the discount rate required the rate of return on debt, which was based on a review of the credit ratings for comparable companies (i.e. market participants). We used the yield on an S&P BB rated corporate bond for the pre-tax rate of return on debt and tax-effected such yield based on company-specific applicable tax rates. The rate of return on equity capital was estimated using the Modified Capital Asset Pricing Model (“MCAPM”). Inputs to the MCAPM included the yield on long-term U.S. Treasury bonds, forecast betas for comparable companies, calculation of a market risk premium based on research and empirical evidence and calculation of a size premium derived from historical differences in returns between small companies and large companies using data published by Ibbotson Associates. Our concluded discount rate used in the discounted cash flow models to determine the fair value purchase accounting adjustments to the permits was 8.5% for the

Attachment A

Americas segment. Applying the discount rate, the present value of cash flows during the discrete projection period and terminal value were added to estimate the fair value of the hypothetical start-up operation. The initial capital investment was subtracted to arrive at the value of the permits. The initial capital investment represents the fixed assets needed to erect the necessary advertising structures.
     We test our billboard permits for impairment annually in the fourth quarter, or more frequently if events or changes in circumstances indicate that the billboard permit might be impaired. The United States and global economies are undergoing a period of economic uncertainty, which has caused, among other things, a general tightening in the credit markets, limited access to the credit markets, lower levels of liquidity and lower consumer and business spending. These disruptions in the credit and financial markets and the continuing impact of adverse economic, financial and industry conditions on the demand for advertising negatively impacted the key assumptions in the discounted cash flow models used to value our permits. As a result of these factors, we performed an interim impairment test as of December 31, 2008.
     Our permits were aggregated into a single unit of accounting at the market level in accordance with EITF 02-07. The fair value of each unit of accounting was determined using the guidance in SEC Staff Announcement No. D-108 and EITF 02-07 in the same manner described above. Our impairment test consisted of a comparison of the fair value of the billboard permits at the market level with their carrying amount. If the carrying amount of the billboard permit exceeds its fair value, an impairment loss is recognized equal to that excess. After an impairment loss is recognized, the adjusted carrying amount of the billboard permit is its new accounting basis.
     The discount rate used in the impairment model increased approximately 100 basis points to 9.5% over the discount rate used to value the permits as part of the purchase price allocation. Industry revenue growth rates were assumed to be a negative 9% during the discrete build-up period. These market driven changes were primarily responsible for the decline in fair value of the billboard permits below their carrying value. As a result, we recognized a non-cash impairment charge in all but 5 of our markets in the United States and Canada, which totaled $722.6 million in 2008. The fair value of our permits equaled their carrying value after recognition of the non-cash impairment charge.
     While we believe we had made reasonable estimates and utilized reasonable assumptions to calculate the fair value of our permits, it is possible a material change could occur. If our future actual results are not consistent with our estimates, we could be exposed to future impairment losses that could be material to our results of operations. The following table shows the impact on the fair value of our billboard permits of a 100 basis point decline in our discrete and terminal period revenue growth rate and profit margin assumptions and a 100 basis point increase in our discount rate assumption, respectively:

(in thousands)
Indefinite-lived intangible	Revenue growth rate	Profit margin	Discount rates
Billboard permits	$(508,300)	$(84,000)	$(536,800)

Attachment A

     The following table shows the change to the billboard permit impairment amount that would have occurred using hypothetical percentage reductions in fair value, had the hypothetical reduction in fair value existed at the time of our impairment testing:

(in thousands)
% change in fair value	Change to impairment
5%	$75,627
10%	$151,767
15%	$227,907
Goodwill
     Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations. We recorded purchase accounting adjustments related to goodwill of $2.6 billion as a result of Clear Channel Communications’ merger and the related preliminary push-down accounting. Goodwill was allocated to each reporting unit based on a discounted cash flow model used to determine its enterprise value. We utilize Mesirow Financial Consulting, LLC, a third party valuation firm, to assist in the development of the assumptions and determination of the fair value of our reporting units.
     The discounted cash flow approach we use for valuing goodwill involves estimating future cash flows expected to be generated from the related assets, discounted to their present value using a risk-adjusted discount rate. Terminal values are also estimated and discounted to their present value.
     We forecasted revenue, expenses, and cash flows over a ten-year period for each of our reporting units. In projecting future cash flows, we consider a variety of factors including our historical growth rates, macroeconomic conditions, advertising sector and outdoor industry trends as well as Company specific information. Historically, revenues in the outdoor industry have been highly correlated to economic cycles. For example, revenue growth has been negative during recessions and growth following recessions in the United States has varied between 6% and 9%. Based on these considerations, our assumed 2009 revenue growth rates were negative followed by assumed revenue growth with an anticipated economic recovery in 2010. To arrive at our projected cash flows and resulting growth rates, we evaluated the Company’s historical operating results, current management initiatives and both historical and anticipated industry results to assess the reasonableness of our operating margin assumptions. We also calculated a “normalized” residual year which represents the perpetual cash flows of each reporting unit. The residual year cash flow was capitalized to arrive at the terminal value of the reporting unit.
     We calculated the weighted average cost of capital (“WACC”) as of Clear Channel Communications’ merger date and also 1-year, 2-year, and 3-year quarterly averages. WACC is an overall rate based upon the individual rates of return for invested capital (equity and interest bearing debt). The WACC is calculated by weighting the required returns on interest-bearing debt and common equity capital in proportion to their estimated percentages in an expected capital structure. The estimate of the typical capital structure was based on observing typical

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proportions of interest-bearing debt and common equity of publicly traded companies in the outdoor advertising industry. Our calculation of the WACC considered both current industry WACCs and historical trends in the industry. The calculation of WACC requires the rate of return on debt, which was based on a review of the credit ratings for comparable companies (i.e. market participants). We used the yield on an S&P BB rated corporate bond for the pre-tax rate of return on debt and tax-effected such yield based on company-specific applicable tax rates. The rate of return on equity capital was estimated using the Modified Capital Asset Pricing Model (“MCAPM”). Inputs to the MCAPM included the yield on long-term U.S. Treasury bonds, forecast betas for comparable companies, calculation of a market risk premium based on research and empirical evidence and calculation of a size premium derived from historical differences in returns between small companies and large companies using data published by Ibbotson Associates. Our concluded WACC used in the discounted cash flow models to determine the fair value purchase accounting adjustments was 8.5% and 9.0% for the Americas and International segments, respectively. Applying the WACC, the present value of cash flows during the discrete projection period and terminal value were added to estimate the fair value of the reporting units.
     We also utilized the market approach to provide a test of reasonableness to the results of the discounted cash flow model. The market approach indicates the fair value of the invested capital of a business based on a company’s market capitalization (if publicly-traded) and a comparison of the business to comparable publicly traded companies and transactions in its industry. This approach can be estimated through the quoted market price method, the market comparable method, and the market transaction method.
     One indication of the fair value of a business is the quoted market price in active markets for the debt and equity of the business. The quoted market price of equity multiplied by the number of shares outstanding yields the fair value of the equity of a business on a marketable, noncontrolling basis. We then apply a premium for control and add the estimated fair value of interest-bearing debt to indicate the fair value of the invested capital of the business on a marketable, controlling basis.
     The market comparable method provides an indication of the fair value of the invested capital of a business by comparing it to publicly-traded companies in similar lines of business. The conditions and prospects of companies in similar lines of business depend on common factors such as overall demand for their products and services. An analysis of the market multiples of companies engaged in similar lines of business yields insight into investor perceptions and, therefore, the value of the subject business. These multiples are then applied to the operating results of the subject business to estimate the fair value of the invested capital on a marketable, noncontrolling basis. We then apply a premium for control to indicate the fair value of the business on a marketable, controlling basis.
     The market transaction method estimates the fair value of the invested capital of a business based on exchange prices in actual transactions and on asking prices for controlling interests in similar companies recently offered for sale. This process involves comparison and correlation of the subject business with other similar companies that have recently been

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purchased. Considerations such as location, time of sale, physical characteristics, and conditions of sale are analyzed for comparable businesses.
     The three variations of the market approach indicated that the fair value determined by our discounted cash flow model was within a reasonable range of outcomes.
     We review goodwill for potential impairment in the fourth quarter of each year using a discounted cash flow model to determine the fair value of our reporting units. Our impairment test is a two-step process. The first step, used to screen for potential impairment, compares the fair value of the reporting unit with its carrying amount, including goodwill. The second step, if applicable and used to measure the amount of the impairment loss, compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. Each of our U.S. markets is a component. We aggregate our U.S. markets into a single reporting unit for purposes of the goodwill impairment test using the guidance in EITF D-101, Clarification of Reporting Unit Guidance in Paragraph 30 of FASB Statement No. 142. We also determined that Canada, Mexico, Peru, Brazil and each country in our International segment constitute separate reporting units.
     We test goodwill at interim dates if events or changes in circumstances indicate that goodwill might be impaired. The United States and global economies are undergoing a period of economic uncertainty, which has caused, among other things, a general tightening in the credit markets, limited access to the credit markets, lower levels of liquidity and lower consumer and business spending. These disruptions in the credit and financial markets and the continuing impact of adverse economic, financial and industry conditions on the demand for advertising negatively impacted the key assumptions in the discounted cash flow models used to value our reporting units as part of the purchase price allocation. As a result of these factors, we performed an interim impairment test as of December 31, 2008 which resulted in a non-cash impairment charge of $2.5 billion to reduce our goodwill.
     The discounted cash flow model indicated that we failed the first step of the impairment test for substantially all reporting units, which required us to compare the implied fair value of each reporting units’ goodwill with its carrying value. The impact of adverse economic and industry conditions on the demand for advertising negatively impacted the 2009 projected cash flows in the discounted cash flow models used to value our reporting units.
     For purposes of the impairment test, we calculated a WACC independently for each of the Americas and International segments and determined a WACC for each of 12.5%. The primary reason for the significant increase in such WACC from the WACC used to calculate the preliminary purchase accounting adjustments was the observable risk premium required by the public markets due to the decline in the macroeconomic environment. In line with the outdoor advertising industry trends, our operations and expected cash flow are subject to significant uncertainties about future developments, including timing and severity of the recessionary trends and customers behaviors. Management performed an analysis resulting in an increased implicit risk premium for the outdoor advertising industry in the public markets of approximately 3%-points. This analysis considered the increase in the required rate on debt for an applicable

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portfolio from 9.7% in the third quarter to 12.6% in the fourth quarter of 2008 and a significant increase in the industry beta for the same time period.
     Management compared the aggregated fair values of all reporting units to the Company’s market capitalization to test its results for reasonableness. The fair values derived with such increased discount rates resulted in a reasonable implied control premium in light of the discussion in Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, paragraph 23 and B154, and EBITDA multiples compared with relevant competitors.
     The discount rate utilized in the valuation of the outdoor permits as of December 31, 2008 excludes the 3%-points risk premium that was added to the industry WACC used in the valuation of the reporting unit.  Management believes the exclusion of this premium is appropriate given the difference between the nature of the permit and reporting unit cash flow projections.  The cash flow projections utilized under the direct valuation method for the permits are derived from utilizing industry “normalized” information for the existing portfolio of permits.  Given that the underlying cash flow projections are based on industry normalized information, application of an industry average discount rate is appropriate.  Conversely, our cash flow projections for the overall reporting unit are based on our internal forecast for the business and incorporate future growth and initiatives unrelated to the existing permit portfolio.  Additionally, the projections for the reporting unit include cash flows related to non-permit based assets.  In the valuation of the reporting unit, a risk premium was added to the industry WACC due to the risks inherent in achieving the projected cash flows of the reporting unit.
     A breakdown of our goodwill balance as of December 31, 2008 by reporting unit is as follows:

(In thousands)
Reporting Unit	Goodwill balance
United States(1)	$824,730
France(1)	84,498
Switzerland	56,885
Australia	28,179
Belgium(1)	25,928
Sweden	23,677
Norway(1)	18,808
Ireland	14,285
All others – Americas (1)(2)	67,868
All others – International (1)	35,283

Total Goodwill	$1,180,141

(1)	Reporting units that recognized a goodwill impairment.

(2)	Relates to goodwill in Canada, Mexico, Peru, Brazil and other Latin American countries

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     While we believe we had made reasonable estimates and utilized appropriate assumptions to calculate the fair value of our reporting units, it is possible a material change could occur. If future results are not consistent with our assumptions and estimates, we may be exposed to impairment charges in the future. The following table shows the impact on the fair value of each of our reportable segments of a 100 basis point decline in our discrete and terminal period revenue growth rate and profit margin assumptions and a 100 basis point increase in our discount rate assumption, respectively:

(in thousands)
Reportable segment	Revenue growth rate	Profit margin	Discount rates
Americas Outdoor	$(380,000)	$(90,000)	$(330,000)
International Outdoor	$(190,000)	$(160,000)	$(150,000)
     The following table shows the change to the impairment amount to goodwill that would have occurred using hypothetical percentage reductions in fair value, had the hypothetical reduction in fair value existed at the time of our impairment testing:

(In thousands)
Reportable segment	5%	10%	15%
Americas Outdoor	$168,992	$341,303	$516,303
International Outdoor	$19,139	$40,866	$65,909